Readaboo, Inc.

845 Third Avenue, 6th Floor

New York, New York

August 12, 2014

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Readaboo, Inc.

Registration Statement on Form S-1

Filed July 25, 2014

File No. 333-195709

Dear Ms. Ransom:

Readaboo, Inc. (“Readaboo”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 5, 2014, regarding the above referenced filing. For convenience and ease of reference, the Company is filing the second response letter, its entirety with all applicable changes.

General

1.	We note your response to comment 2 in our letter dated July 8, 2014 that “the selling security holders have had their shares since February or March of 2014” and that “there is no liquid trading market for [y]our securities.” Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it continues to appear, that the shares being registered for resale is a primary offering of your shares to the public. Please revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and to name such selling shareholders as underwriters. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Response: In response to the Staff’s comment, we have revised our prospectus to disclose the selling shareholders as underwriters and that they will offer their shares at a fixed price for the duration of the offering.

Risk Factors, page 4

We are an “emerging growth company”. . . page 7

2.	Please include the risks associated with your status as an emerging growth company, or tell us why you do not think it describes a risk that is material to your company. In this regard, we note that you have deleted the initial paragraph that described your status as an emerging growth company, including how you may lose emerging growth company status and the various exemptions that are available to you, such as exemptions form Section 404(b) of the Sarbanes-Oxley Act of 2002.

Response: We hereby advised the Staff that we have added a risk factor to include the risks associated with our status as an emerging growth company.

Item 16. Exhibits, page 27

3.	We note your responses to comments 1 and 4 of our letter dated July 8, 2014 and your indication that you have entered into an agreement with one author and have sold exhibition slots to four authors. Pursuant to Item 601(b)(10) of Regulation S-K, please file these agreements with your next amendment.

Response: In response to the Staff’s comment, we have added the executed author agreement as Exhibit 10.2 in addition to Form of Author Agreement , incorporated by reference to Exhibit 10.1 of our Registration Statement on Form S-1/A filed with the SEC on July 25, 2014. As further discussed, the Company does not have written agreements with the four authors who have purchased exhibition slots to our first book fair. We have added such disclosure throughout our registration statement.

Financial Statements, page F-1

Note 1 (F) Fair Value Measurements and Disclosures, page F-8

4.	We note your disclosure in the third paragraph under this heading that the fair value estimates discussed in your financial statements are based on certain market assumptions and pertinent information available to management as of December 31, 2013. Please revise your financial statements and/or your disclosures, as applicable, to base your fair value estimates upon market assumptions and relevant information as of the date of your financial statements, March 31, 2014.

Response: We hereby advise the Staff that we have revised our disclosure pursuant to comment 4 above.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Readaboo, Inc.

By:	/s/ Ajay Tandon
Name: Ajay Tandon
Title: President and Sole Director